EXHIBIT 99.1

Standstill Agreement

This Agreement is entered into as of November 23, 2020 (including the exhibits hereto, this “Agreement”), by and among Karpus Management, Inc., doing business as Karpus Investment Management (“Karpus”), and DTF Tax-Free Income Inc. (the “Fund”) (the Fund, together with Karpus, the “Parties,” and each individually a “Party”).

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund, as of the close of business on November 20, 2020, has approximately 8,520,685 shares of common stock outstanding (the “Total Outstanding Common Shares”);

WHEREAS, as of the close of business on November 20, 2020, Karpus is the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 2,044,912 shares of common stock of the Fund (“Common Shares”) representing approximately 24.00% of the Total Outstanding Common Shares of the Fund;

WHEREAS, the Fund and Karpus believe it is in their mutual interests for the Parties to take the actions reflected below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.	Tender Offer and Imposition of Term.
1.1.	On the basis of the representations, warranties and agreements set forth herein and subject to the performance by Karpus of its covenants and other obligations hereunder and the other conditions set forth herein:
(a)	The Fund shall conduct a tender offer to purchase 17.5% (the “Tender Maximum Amount”) of its Total Outstanding Common Shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next day the NAV is calculated after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next day the NAV is calculated after the day to which the Tender Offer is extended, (ii) the Fund shall purchase Common Shares properly tendered and not withdrawn on a prorated basis up to the Tender Maximum Amount if greater than the Tender Maximum Amount of Common Shares are properly tendered and not withdrawn, (iii) the consideration to be paid by the Fund for Common Shares under the Tender Offer shall consist solely of cash, and (iv) if less than the Tender Maximum Amount of Common Shares have been properly tendered and not withdrawn, then the Fund shall only be obligated to purchase such amount of Common Shares actually tendered.

(b)	The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.
(c)	The Tender Offer shall expire not later than three (3) business days after the meeting of shareholders referred to in Section 1.2.
(d)	Although the Fund has committed to conduct the Tender Offer under the circumstances set forth above, notwithstanding anything else in this Agreement, the Fund will not commence the Tender Offer or accept tenders of the Common Shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Common Shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended; (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System, or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States; or (iii) the Board of Directors of the Fund (the “Fund Board”) determines in good faith and upon the written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Fund or its shareholders. In the event of a delay pursuant to any of clauses (i), (ii) or (iii) above, the Fund will provide prompt written notice to Karpus. In the event of a delay pursuant to either clause (i) or (ii) above, the Fund will commence the Tender Offer as soon as practicable and no later than 30 days after the termination of such delaying event.
(e)	The Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds; provided, however, that the Fund may issue Common Shares pursuant to the operation of its dividend reinvestment plan.
1.2.	Not later than March 5, 2021 the Fund Board shall call a meeting of shareholders of the Fund (which may be, but is not required to be, the 2021 Annual Meeting of Shareholders of the Fund) for the purpose of voting on an amendment to the Fund’s Charter (the “Limited Term Provision”) providing in substance for the winding up and dissolution of the Fund on a date approximately seven years from the date of approval by the shareholders of the Fund of such a provision (the “Termination Date”); provided, that in lieu of winding up and dissolving the Fund, the Fund Board shall have the option to cause the Fund to conduct a tender offer for 100% of the Total Outstanding Common Shares at a tender price equal to 100% of NAV.

1.3.	The Fund Board will recommend to shareholders the approval of the Limited Term Provision and shall cause the Fund to solicit proxies for the approval of the Limited Term Provision.
1.4.	Karpus covenants and agrees to tender, or caused to be tendered, 100% of the Common Shares of which it is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Tender Offer. For the avoidance of doubt, and without limiting the generality of the foregoing, Karpus covenants and agrees to tender, or caused to be tendered, all Common Shares owned, controlled or held by Karpus and its officers, directors and principals (including, without limitation, Kathleen Finnerty Crane, Dana R. Consler, Thomas M. Duffy, Sharon L. Thornton, Daniel L. Lippincott, David D'Ambrosio and Marijoyce Ryan) and affiliated persons of Karpus (as defined in the 1940 Act and which, for the avoidance of doubt, shall include (without limitation) any account or pooled investment vehicle now or in the future managed, advised or sub-advised by Karpus or its affiliated persons) (all such persons, collectively, the “Karpus Entities”) as of the closing of the Tender Offer. The Karpus Entities, together with the directors, officers and employees of Karpus, are collectively referred to herein as the “Karpus Affiliates”.
1.5.	Karpus covenants and agrees that during the Standstill Period (as defined below) it will not, and it will not permit any of the Karpus Affiliates to, directly or indirectly, (i) nominate or recommend for nomination any individual for election as a director at any annual or special meeting of shareholders of the Fund held during the Standstill Period, (ii) stand for election as a director of the Fund, (iii) submit any proposal for consideration at, or bring any other business before, any annual or special meetings of shareholders of the Fund held during the Standstill Period, (iv) initiate, encourage or participate in the solicitation of proxies or exempt solicitation, including under Rule 14a-2(b)(1) under the Exchange Act, with respect to any annual or special meeting of shareholders of the Fund held during the Standstill Period or (v) publicly or privately encourage or support any other person to take any of the actions described in this Section 1.5.
1.6.	Karpus covenants and agrees that, in connection with the 2021 Annual Meeting of Shareholders of the Fund, upon the completion of the Tender Offer, it will withdraw or cause to be withdrawn any and all proposals submitted to by Karpus or any Karpus Affiliate for action by shareholders, including without limitation (i) its slate of nominees to serve as directors of the Fund; (ii) its proposal to declassify the board of directors of the Fund; and (iii) its proposal to terminate the Fund’s investment advisory agreement (collectively, the “Karpus Proposals”).
Section 2.	Additional Agreements.
2.1.	Karpus covenants and agrees that, other than the Karpus Proposals (unless required to be withdrawn pursuant to this Agreement), during the period from the date of this Agreement through November 23, 2023, or until such earlier time as the restrictions in this Section 2.1 terminate as provided in Section 4 of this Agreement (the “Standstill Period”) it will not, and will cause the Karpus Affiliates and its and their respective representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund Board, take any of the actions set forth below:

(a)	effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or participate in or act to or take action with respect to (other than as specifically contemplated by this Agreement):
(i)	any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);
(ii)	knowingly encourage or advise any other person or assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Fund Board’s recommendation with respect to the Fund;
(iii)	any (i) tender or exchange offer for securities of the Fund (other than the Tender Offer contemplated by Section 1 or any other tender offer offered by the Fund to all shareholders), or any merger, exchange offer, consolidation, business combination or acquisition or disposition of assets of the Fund or (ii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to the Fund (it being understood that the foregoing shall not restrict any person from tendering Common Shares , receiving payment for Common Shares or otherwise participating in any such transaction on the same basis as other shareholders of the Fund or from participating in any such transaction that has been approved by the Fund Board, subject to the terms of this Agreement);
(iv)	engage, directly or indirectly, in any short sale that includes, relates to or derives any part of its value from a decline in the market price or value of the securities issued by the Fund;
(b)	form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the existing group) with respect to the securities of the Fund;

(c)	deposit any securities of the Fund in any voting trust or subject any securities of the Fund to any arrangement or agreement with respect to the voting of the securities of the Fund, including, without limitation, lend any securities of the Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Fund, other than any such voting trust, arrangement or agreement solely among the members of Karpus and the Karpus Entities;
(d)	seek or encourage, alone or in concert with others, any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Fund;
(e)	seek or encourage, alone or in concert with others, the removal or resignation of any member of the Fund Board;
(f)	make any proposal for consideration by the shareholders of the Fund at any annual or special meeting of shareholders of the Fund or take any action (other than to vote in accordance with Section 2.1 and Section 2.2) with respect to any shareholder proposal submitted prior to the date of this Agreement;
(g)	conduct a referendum of shareholders of the Fund, or make a request for a shareholder list or other books and records of the Fund;
(h)	seek, alone or in concert with others, representation on the Fund Board;
(i)	seek to control or influence the management, Fund Board or policies of the Fund;
(j)	institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Fund or any of its current or former directors or officers (including derivative actions); provided, however, that for the avoidance of doubt the foregoing shall not prevent Karpus from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Fund against Karpus, or (C) responding to or complying with a validly initiated legal process;
(k)	make any public statement or proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Fund Board, (ii) any change in the capitalization or distribution policy of the Fund, (iii) any other material change in the Fund’s management, business, policies or corporate structure, or (iv) any waiver, amendment or modification to the Charter or By-Laws of the Fund;
(l)	publicly or privately disclose any intention, plan or arrangement inconsistent with the foregoing;
(m)	except as specifically contemplated by this Agreement, enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing; or

(n)	publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the Fund or Karpus, request that the Fund, the Fund Board, or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or for the Fund Board to specifically invite Karpus or any of the Karpus Affiliates to take any of the actions prohibited by this Section 2.1.

For the avoidance of doubt, during the Standstill Period, Karpus and its affiliated persons may communicate privately with (a) any third party and (b) the Fund’s directors, officers, investment adviser and any sub-adviser, but in each case only so long as (i) such private communications are not intended to and would not reasonably be expected to require any public disclosure thereof and (ii) such private communications do not violate the terms of this Agreement.

2.2.	Karpus covenants and agrees that during the Standstill Period and provided that it (or any of the Karpus Affiliates) owns or controls Common Shares, it will, and will cause the Karpus Affiliates to:
(a)	cause all Common Shares it and the Karpus Affiliates beneficially own as of the record date for such meeting to be counted as present for purposes of a quorum at any annual or special meeting of shareholders of the Fund; and
(b)	vote or cause to be voted at any annual or special meeting of shareholders of the Fund all of the Common Shares it and the Karpus Affiliates beneficially own as of the record date for such meeting (i) in favor of any proposal with respect to which the Fund Board recommends a vote in favor of such proposal and (ii) against any proposal with respect to which the Fund Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Fund Board; provided, however, that notwithstanding anything herein to the contrary, Karpus will, and will cause the Karpus Affiliates to, vote as recommended by the Fund Board regarding any (A) person nominated by the Fund Board to serve as a director of the Fund; (B) proposal relating to the following actions taken by the Fund: a merger, reorganization, consolidation, business combination or acquisition or disposition of assets of the Fund, provided that such transaction is accomplished on the basis of the relative net asset values of the entities involved in the transactions; restructuring; recapitalization; amendments to the Charter of the Fund (including, without limitation, to create a fixed term for the Fund), tender offer; liquidation; dissolution; open-ending; issuance of additional securities (whether common, preferred or debt securities), including any senior securities (unless any such securities are issued at a price below current net asset value); and the Fund’s diversification status; provided, in each case, that such action does not take effect until after the Fund has made payment for the Common Shares tendered in the Tender Offer as required by Section 1.1 hereof; and (C) shareholder proposal; provided further, that nothing herein shall prevent or limit the ability of Karpus or the Karpus Affiliates from voting their respective Common Shares against or in favor of, at their own discretion, any change in investment policy or strategy (including, without limitation, any change in fundamental investment policies or restrictions).

2.3.	For the avoidance of doubt, if Karpus or any of the Karpus Affiliates lend any Common Shares to any third party (in compliance with the restrictions in Section 2.1), Karpus (or the Karpus Affiliates, as applicable) shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that Karpus shall have full voting rights with respect to all such loaned Common Shares. In no event shall Karpus or any Karpus Affiliate enter into any agreement with the intent of disposing, or resulting in the disposition of, its rights to vote any of the Common Shares in circumvention of the requirements of this Section 2.2; provided, however, that a final sale of Common Shares (not coupled with any repurchase agreement or similar reacquisition agreement) shall not be considered a prohibited sale of voting rights in contravention of this Section 2.2.
2.4.	Karpus represents and warrants as follows:
(a)	It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)	This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Karpus in accordance with its terms.
(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to it.
(d)	Karpus beneficially owns, directly or indirectly, and has the sole power to vote all of the Common Shares described in the recitals to this Agreement, and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act and the Exchange Act, and the rules under such Acts.
(e)	As of the date hereof, neither Karpus nor any of the Karpus Affiliates is a party to any Derivative Securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the common stock of the Fund.
2.5.	The Fund represents and warrants as follows:
(a)	The Fund has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)	This Agreement has been duly and validly authorized, executed and delivered by the Fund and it is enforceable against the Fund in accordance with its terms.
(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to the Fund.
Section 3.	Press Releases; Public Statements.
3.1.	Karpus and the Fund agree that, no later than two (2) business days following the execution of this Agreement, the Fund will issue a press release in a form materially consistent with a draft provided to and approved by Karpus announcing (i) the entrance into and terms of this Agreement, (ii) the determination of the Fund Board to commence the Tender Offer and (iii) the seeking of a shareholder vote on the Limited Term Provision (the “Fund Press Release”), and no Party shall make any statement inconsistent with the Fund Press Release during the Standstill Period. No Party shall issue any press release in connection with this Agreement, the Tender Offer, or the actions contemplated hereby without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed). Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose as a result of the discretionary act(s) of such Party), and (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) Karpus and its affiliated persons from communicating with its investors and prospective investors; provided that such communication is otherwise consistent with this Agreement and the Fund Press Release. Karpus shall promptly prepare and file an amendment to its Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) reporting its entry into this Agreement (which will not contain any statement inconsistent with the Fund Press Release) and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund.
Section 4.	Termination.
4.1.	Notwithstanding anything herein to the contrary, and except for regulatory reasons or natural disasters/occurrences beyond the Fund’s control, if the Fund fails to complete the Tender Offer and distribute the proceeds in cash to the participating shareholders on or before February 12, 2021 this Agreement shall terminate and be of no further force or effect.
4.2.	This Agreement remains in full force and effect until the earliest of:
(a)	the expiration of the Standstill Period;
(b)	a termination of this Agreement pursuant to Section 4.1; and
(c)	such other date established by mutual written agreement of the Fund and Karpus.

4.3.	Section 4, Section 6 and Section 7 shall survive the termination of this Agreement. No termination pursuant to this Section 4 relieves any Party from liability for any breach of this Agreement prior to such termination.
Section 5.	No Disparagement.
5.1.	During the Standstill Period, each Party hereto shall refrain, and shall cause its respective principals, directors, partners, general partners, members, officers, employees, affiliated persons and representatives to refrain, from directly or indirectly making disparaging remarks, comments or statements (including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons) about, or taking any action reasonably likely to damage the reputation of, the other Party, or its respective members, (current or former) directors, officers, employees or affiliated persons (which, for the avoidance of doubt, with respect to (i) the Fund, shall include Duff & Phelps Investment Management Co. and its directors, partners, officers, employees and affiliated persons), or any members of the Fund Board and (ii) Karpus, shall include all employees, partners, members, and directors of Karpus and all investment funds advised or sub-advised by Karpus, now or in the future, including, but not limited to their respective directors, partners, officers and affiliated persons (collectively, the “Karpus Funds”)). In each case, such disparaging remarks, comments or statements include, but are not limited to, those that impugn the character, honesty, integrity, morality, business acumen or abilities of the individual or entity being disparaged. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.
Section 6.	Third Party Beneficiaries.
6.1.	Duff & Phelps Investment Management Co. and the Karpus Funds shall each be considered an express third-party beneficiary of this Agreement with the power and authority to enforce Section 5.1.
Section 7.	Miscellaneous.
7.1.	Remedies. Each Party hereto hereby acknowledges and agrees that irreparable harm may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

7.2.	Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF KARPUS AND THE FUND WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT.
7.3.	Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.
7.4.	Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.
7.5.	Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

DTF Tax-Free Income Inc..

Attn: Chief Compliance Officer

200 South Wacker Dr., Suite 500

Chicago, IL 60603

with copies to (which copies shall not constitute notice):

Mayer Brown LLP

71 South Wacker Dr.

Attn: Lawrence R. Hamilton

Chicago, IL 60603

If to Karpus:

Karpus Management, Inc.

183 Sully’s Trail

Pittsford, New York 14534

Attn: Daniel L. Lippincott, CFA, Chief Investment Officer

with copies to (which copies shall not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attn: Adam Finerman, Esq.

7.6.	Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use commercially reasonable efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.
7.7.	Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Maryland, without regard to the conflict of law principles thereof.
7.8.	Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by and against, as applicable, the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto, or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.

7.9.	Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.
7.10.	No Reliance. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.
7.11.	Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

DTF TAX-FREE INCOME INC.

By: ____________________________________________
Name: Daniel Petrisko
Title: Senior Vice President

KARPUS MANAGEMENT, INC.

By: ____________________________________________
Name: Daniel L. Lippincott, CFA
Title: Chief Investment Officer

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